

May 19, 2011

Mr. Liu Shenghong
Chief Executive Officer, Chief Operating Officer, and Chairman of the Board
China Industrial Steel Inc.
110 Wall Street, 11th Floor
New York, NY 10005

      Re: China Industrial Steel Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed May 6, 2011
             File No. 333-172135

Dear Mr. Liu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the acknowledgements you have provided at the end of your response letter dated May 6, 2011. However, these acknowledgements pertain to filings made in the Securities Exchange Act of 1934, as amended, and are not applicable to filings made under the Securities Act of 1933, as amended. As your registration statement is a Securities Act filing, please provide us with a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Outside Front Cover Page of the Prospectus

3. We note your response to comment seven of our letter dated March 8, 2011 as well as the corresponding revised disclosure. Please revise your disclosure here and on page 23 to also state the price at which each unit was sold in the February private placement.

Prospectus Summary, page 2

Corporate Structure, page 4

4. Please revise the diagram on pages 5 and 49 to indicate that the nature of the relationship between Nuosen (Handan) Trading Co. Ltd. and Handan Hongri Metallurgy Co. Ltd. is a contractual relationship rather than outright, direct ownership, which is what your diagram currently suggests.

Risk Factors, page 7

5. Please revise your registration statement to include a risk factor that addresses the significance of related party transactions on your historical financial statements as well as the fact, if true, that you may not be able to control the valuation of such transactions.

6. We note your response to comment 13 of our letter dated March 8, 2011. Specifically, we note your statement that the company is preparing to buy deposit insurance. On pages 31 and 34 of your registration statement, however, you state that financial institutions in China do not provide insurance for deposits. Please advise, or revise your registration statement accordingly.

Risks Related to Our Business, page 7

Our production facilities are subject to risks of power shortages . . . , page 12

7. We note your disclosure in this risk factor regarding the risk of future halts in production due to government action. Please revise the heading of this risk factor to address this risk.

<u>Risks Related to Ownership of Our Common Stock, page 20</u>

<u>Two of our stockholders control us through their position and stock ownership . . . , page 20</u>

8. We note your new risk factor disclosure. In the last sentence, you state, "Upon the occurrence of an exercise of the call option, both YBS Group and Fakei will be able to influence the outcome of stockholder votes . . . ." Please also disclose that prior to an exercise of the call option, Karen Prudente and Fakei will be able to influence the outcome of stockholder votes.

<u>Management's Discussion and Analysis . . . , page 25</u>

9. We note the additional disclosures you provided on page 25 regarding a lack of ability to absorb losses incurred at the operating entity and other disclosures related to your lack of ability to obtain benefits from the operating entity due to PRC regulations. Please tell us if and how you considered these circumstance in your VIE analysis.

<u>Results of Operations, page 26</u>

10. We note your enhanced disclosures related to prior comment 16. Please revise your disclosures to better explain the reasons for changes in average costs of revenue per ton during each period presented. Please specifically address the impact on your gross profit margins in 2010 as a result of the related party supplier agreement.

11. We note your enhanced disclosures related to prior comment 17 including your reference to a partial abatement. To the extent that a significant shareholder incurred expenses on your behalf, please be advised that the expenses should be reflected in your historical financial statements as an expense and contributed capital. This comment is also applicable to your disclosures under Executive Compensation on page 68 that indicate you only compensate your CFO. Please refer to SAB Topic 5T.

<u>Liquidity and Capital Resources, page 31</u>

<u>Years Ended December 31, 2010 and 2009, page 31</u>

12. We note you disclose that you currently do not have any obligations outside the PRC. Please enhance your disclosures to discuss the circumstances in which you may incur obligations outside of the PRC or if you have any current intentions to incur such obligations. Also, please reconcile this statement with the inclusion of accrued liabilities in your parent company only financial statements at December 31, 2010.

13. We note your response to comment 29 of our letter dated March 8, 2011 as well as the corresponding revised disclosure. In the third paragraph on page 32, please also disclose whether the private placement you discuss is ongoing or whether it is one of the private

placements that concluded in January 2011 or February 2011. If this is an ongoing private placement currently taking place, please provide us with your analysis, including the rule or regulation upon which you are relying, of your ability to conduct this private placement while in registration.

Years Ended December 31, 2009 and 2008, page 34

14. We note your discussion of employee loans payable on page 36. Please also disclose here, if true, that these loans have been paid in full.

Contractual Obligations, page 38

15. Please revise your tabular presentation to include payments for interest expense.

Description of Business, page 46

16. In an appropriate place in your business section, please discuss your dependence, to the extent material, on a few customers. Additionally, please disclose the name of any customer and its relationship with you if sales to the customer amount to ten percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on your business. In this regard, we note your disclosure concerning major customers on page F-23. Refer to Item 101(c)(1)(vii) of Regulation S-K.

17. Please tell us what consideration you gave to providing the disclosures required by Item 101(c)(1)(iv), (v), (vi), and (viii) of Regulation S-K.

Business of Hongri Metallurgy, page 50

18. We note your response to comment 43 of our letter dated March 8, 2011. However, we are unable to locate the proposed disclosure. Please advise.

Competitive Environment, page 54

19. Please discuss the principal methods of competition in your business. Refer to Item 101(c)(1)(x) of Regulation S-K.

Manufacturing Facilities, page 60

20. In your response to comment 51 of our letter dated March 8, 2011, you state that the table, which now appears on page 60, has been revised to include actual 2010 numbers "if available". If some of the numbers appearing in the table still represent a forecast, please clarify this in your disclosure. Additionally, if any of the 2010 numbers are unavailable, please tell us why.

Security Ownership of Certain Beneficial Owners and Management, page 63

21. Please disclose who has voting and investment power over the shares held by Fakei
Investment Ltd.

Executive Compensation, page 68

Compensation Discussion and Analysis, page 68

22. In the first paragraph, we note your statement that you compare executive compensation
practices of similar companies at similar stages of development. Please disclose how
compensation to your named executive officers compares with compensation paid to
executive officers at these similar companies.

23. We note that you do not pay compensation to your executive officers other than to your
Chief Financial Officer. Please disclose how this practice fosters the compensation
objectives you identify on page 68.

24. On page 68, you reference "each executive's compensation agreement." Please disclose
whether you actually have compensation agreements with your named executive officers.
In this regard, we note your statement on page 69 that you do not have employment
agreements with your officers. If you do, however, have compensation agreements with
your named executive officers, please disclose the material terms of these agreements and
tell us what consideration you gave to filing the agreements as exhibits to your
registration statement. Please refer to Item 601(b)(10)(iii) of Regulation S-K.

Certain Relationships and Related Transactions, page 70

25. As you no longer classify yourself as a smaller reporting company, please provide the
disclosures required by Item 404(b) of Regulation S-K.

Quantitative and Qualitative Disclosure Regarding Market Risk, page 77

26. To the extent material, please either provide the tabular presentation, sensitivity analysis,
or value at risk disclosure required by Item 305(a)(1) of Regulation S-K.

Notes to the Consolidated Financial Statements, page F-6

12. Related Party Transactions, page F-16

27. We note your revisions related to our previous comment 66. Please revise the face of
your balance sheets and statements of operations to separately present: fixed assets
acquired from related parties; cost of revenue-related parties; selling and general and
administrative expenses-related parties; and interest expense-related parties.

28. We note your revisions related to our previous comment 67. It appears to us that the amounts you identify as "due from" related parties and disclose here and on page 71 as being "interest free" and "due on demand" may not be accurate. Based on other disclosures, it appears to us that these amounts are actually advances to related parties for inventory costs. If these amounts are not expected to be repaid in cash, it appears to us that you should not identify them as "due from" but rather identify them as inventory advances to related parties, if accurate, and indicate that the advances will be utilized during the current period, here and throughout your filing. We also note an amount you disclose on page 71 appears to have been transposed.

29. We note your revisions related to our previous comment 68. Please revise your disclosures for the capital lease transactions you entered into with related parties to indicate if these transactions were also at carryover cost basis.

16. Stockholders' Equity, page F-21

30. We note your response to comment 71 of our letter dated March 8, 2011. However, on pages F-21 and 81, you still reference your "sole director". Other disclosures in your registration statement indicate that you have five directors. Please revise your disclosure as appropriate, including in the "Directors, Executive Officers, Promoters and Control Persons" section, to clarify who is a director of the company and how long each director has held that position. In providing this disclosure, please clarify whether any of your current directors became directors of your company only after execution of the Entrustment Agreements.

31. We read your response to our previous comment 73. Please provide us the terms of the warrants you issued during January and February of 2011 and explain to us how you determined that the warrants have no liability producing features.

21. Condensed Parent Company Financial Information, page F-24

32. We read your revisions related to our previous comment 64. It is not clear to us how or why parent company net income and equity do not equal consolidated net income and equity. Please revise.

Recent Sales of Unregistered Securities, page 81

33. We note the consideration you disclose as having been paid by designees of Friedland Capital USA Inc. for the shares of common stock they received on July 1, 2010. Please disclose why these designees received shares of your common stock for a different consideration than did the other purchasers who received shares of your common stock on the same day.

Mr. Liu Shenghong
China Industrial Steel Inc.
May 19, 2011
Page 7

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Dietrich King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

       Sincerely,

       Pamela Long
       Assistant Director

cc: Gregory Sichenzia, Esq. (*via facsimile at* (212) 930-9725)